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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number 33-82444
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                      Mid-Missouri Holding Company, Inc.
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            (Exact name of registrant as specified in its charter)

            318 West Main Street, Sullivan, MO 63080 (573)468-3191
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common stock, par value $10.00 per share
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           (Title of each class of securities covered by this Form)

                                     None
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(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [_]         Rule 12h-3(b)(1)(i)    [_]
     Rule 12g-4(a)(1)(ii)   [_]         Rule 12h-3(b)(1)(ii)   [_]
     Rule 12g-4(a)(2)(i)    [_]         Rule 12h-3(b)(2)(i)    [_]
     Rule 12g-4(a)(2)(ii)   [_]         Rule 12h-3(b)(2)(ii)   [_]
                                        Rule 15d-6             [X]

     Approximate number of holders of record as of the certification or notice date: 76
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Mid-Missouri Holding Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:________________________  By:_____________________________________________
                                  E. Milt Branum, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
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EXPLANATORY NOTE
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     On August 4, 1994, Mid-Missouri Holding Company, Inc. ("Mid-Missouri")
filed with the Commission a Registration Statement on Form S-4 pursuant to the Securities Act of 1933, as amended, relating to shares of its common stock, par value $10.00 per share, to be issued in exchange for shares of the common stock, par share $100.00 per share, of Bank of Sullivan, a bank chartered under the laws of the State of Missouri (the "Bank"). The Registration Statement became effective on August 23, 1994. The offering of Mid-Missouri common stock for shares of common stock of the Bank commenced in 1994, and was consummated during calendar year 1995. Mid-Missouri had no material assets or liabilities and, except for the exchange offer, had no business activity at December 31, 1994.

     At the beginning of Mid-Missouri's 1995 fiscal year, the shares of common stock to which the Registration Statement related were held of record by less than 300 persons. Accordingly, pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), Mid-Missouri's duty to file 1934 Act reports and other documents was automatically suspended as of January 1, 1995. This Form 15 is filed pursuant to Rule 15d-6 promulgated under the 1934 Act to notify the Commission of the suspension of Mid-Missouri's duty to file such reports as of January 1, 1995. Mid-Missouri has not had 300 or more holders of its registered common stock since January 1, 1995.

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